Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release entitled “PLDT successfully prices US$600 million long 10-year and 30-year dual tranche senior unsecured fixed rate notes ("Notes")”.

June 17, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT successfully prices US$600 million long 10-year and 30-year dual tranche senior unsecured fixed rate notes ("Notes")”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 17, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT successfully prices US$600 million long 10-year and 30-year dual tranche senior unsecured fixed rate notes ("Notes")”.

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,587 As of May 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 17, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT successfully prices

US$600 million long 10-year and 30-year dual tranche senior unsecured fixed rate notes ("Notes")

MANILA, Philippines, 17TH June 2020 –  PLDT Inc. (PSE: TEL) (NYSE:PHI) (the "Issuer" or "PLDT"), the Philippines' major telecommunications provider, announced today that it had successfully set the terms of a US dollar-denominated long 10-year and 30-year dual-tranche offering at an aggregate principal amount of US$600 million with a fixed coupon of 2.500% and 3.450%, respectively, payable semi-annually. The Issuer is rated BBB+ stable by S&P, Baa2 stable by Moody’s and BBB stable by Fitch. The Notes are rated BBB+ by S&P.

The bonds were priced at T+180 and T+195 with a re-offer yield of 2.566% and 3.495%. The final order book was 17 times over-subscribed with the order book allocated predominantly to Asia, and the balance to Europe, reflecting the strong confidence investors have in the PLDT credit.

The issuance of the Notes represents:

•	PLDT's return to the international bond market after 18 years
•	The lowest ever coupon for a 10-year and 30-year issuance by a Philippine corporate
•	The first ever 30-year offering for a non-government entity out of the Philippines
•	The largest orderbook size (US$10.2 billion) and oversubscription (17x) achieved by any Philippine issuer driven by high quality institutional investors
•	A successful 2-step revision of price guidance allowed the Company to tighten pricing by 60bps on the long 10-year and 65 bps on the 30-year, the largest by any Philippine issuer ever

"We are extremely gratified by the response of the international bond market to our return.  It has been 18 years since our last foray – we started our roadshow in Singapore on September 11, 2001 and, if one recalls, we were soon faced with a global crisis then, just as we are today.  For the better part of those years, the road was mostly smooth, but there were bumps along the way which made our journey difficult.  I believe we have now assembled possibly the best management team in our history, one that will allow us to realize the extraordinary potential of our business as an integrated telco. The market's overwhelming welcome only serves to validate PLDT's record of resiliency and patented financial discipline over the

years.   We are grateful indeed to the two Lead Banks – Credit Suisse and UBS – for a job well done.  We are mindful that our performance in the coming years should match the expectations of the market that received us so warmly." said PLDT Chairman, President and CEO, Manuel V. Pangilinan.

"The tremendous market response to our bond offering is beyond what we expected after such a long absence. We are grateful for the strong support from the international markets which will diversify our liquidity sources and lengthen our maturity profile. Our 30-year issue is the first for a Philippine corporate and confirms the strength of PLDT's name and track record.   While the proceeds will go mainly to refinancing our existing debt at lower interest rates, a portion will also be used to fund capital expenditures so that we can continue investing in network leadership and drive revenue growth. This transaction was put together in record time and speaks volumes of PLDT's agile and collaborative culture. We also thank our Joint Lead Managers - Credit Suisse and UBS - for their faith in PLDT and optimizing digital tools to get the transaction done so quickly and effectively.  Which only goes to prove that we are in the right business!" added PLDT's Chief Financial Officer, Anabelle Lim-Chua.

Upon issuance, the net proceeds from the bonds will be used to refinance the Issuer's maturing debt obligations in 2H2020 and 2021 and prepay outstanding loans and partially finance capital expenditures.

Credit Suisse (Singapore) Limited and UBS AG Singapore Branch are the Joint Lead Managers and Joint Bookrunners for the transaction.

Latham & Watkins, LLP and Picazo Buyco Tan Fider & Santos acted as Issuer Counsel; Milbank LLP and SyCip Salazar Hernandez & Gatmaitan acted as Underwriters' Counsel for the transaction.

Summary Terms and Conditions for the bonds

Issuer:	PLDT Inc.
Issuer Rating:	BBB+ (Stable) / Baa2 (Stable) / BBB (Stable) by S&P / Moody's / Fitch
Expected Issue Rating:	BBB+ by S&P
Issue:	US$ Senior Unsecured Notes
Format:	Regulation S (Cat 1)
Interest Payment:	Fixed rate coupon, payable semi-annually
	Long 10-year tranche	30-year tranche
Maturity Date:	23 Jan 2031	23 June 2050
Size:	US$ 300mm	US$ 300mm
Coupon:	2.50%	3.45%
Reoffer Spread:	T+180bps	T+195bps
Reoffer Price/Yield:	99.390 / 2.566%	99.168 / 3.495%
ISIN:	XS2191367494	XS2191367734
Settlement Date:	23 June 2020 (T+5)
Use of Proceeds:	The net proceeds from the issuance of the Notes will be used to refinance debt maturing in 2020 and 2021, prepay outstanding loans and partially finance capital expenditures
Form and denomination	Regulation S only registered US$200,000 and integral multiples of US$1,000 in excess thereof
Listing	SGX-ST

The securities referred to herein will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States or any other jurisdiction. Any securities as referred to herein will only be offered and sold outside the United States in reliance on Regulation S under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No public offering of any securities referred to herein will be made in the United States or in any other jurisdiction where such an offering is restricted or prohibited.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or elsewhere where such offer or sale would be unlawful. Release, transmission or distribution to any person is prohibited. No money, securities or other consideration is being solicited by this announcement or the information contained herein and, if sent in response to this announcement or the information contained herein, will not be accepted.

The securities referred to herein have not been registered with the Philippine Securities and Exchange Commission under the Securities Regulation Code ("SRC"). Any future offer or sale of the securities is subject to the registration requirements under the SRC unless such offer or sale qualified as an exempt transaction.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No. 8816-8213	Tel No. 8816 8024	Tel No. 8511-3101

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Further information can be obtained by visiting www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  June 17, 2020